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                                                         Item 24.b. Exhibit (16)

                               SECURITY CASH FUND

                 CASH FUND YIELD FIGURES AS OF DECEMBER 31, 1995


CURRENT 7-DAY YIELD
-------------------

(.00097493)         (365)
 -------------       ---
(    1    )         ( 7 )        =          .0508         =         5.08%

Determined by computing the net change in the value of a hypothetical account having a balance of one share at the beginning of the period and dividing the change by the value of the account at the beginning of the period to obtain a return, and multiplying the return by 365/7.

[(1.00097493 365/7))] - 1 = .050835 = 5.08%

Determined by computing the net change in the value of a hypothetical account having a balance of one share at the beginning of the 7-day period and compounding the return by adding 1, raising the sum to a power equal to 365/7 and subtracting 1 from the result.